UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 313TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 5, 2017

1.         DATE, TIME AND VENUE: At 10:00 a.m. on January 5, 2017, the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the City of São Paulo, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to paragraph 3, Article 17 of the Company’s Bylaws.

3.         ATTENDANCE: All members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Gisélia Silva, to act as Secretary.

5.         AGENDA: Consider and vote on the proposal for the Declaration of Interim Dividends (base June 2016) by CPFL Energia.

6.         DECISION TAKEN: After examining and debating the matter on the Agenda, the Board of Directors decided, by unanimous vote and without qualification, in accordance with Paragraph 1 of Article 30 of the Bylaws of the Company and with Board of Executive Officers Resolution 2016183-E, to approve the proposal submitted by the Board of Executive Officers for the Declaration of Interim Dividends, based on the net income recognized on the balance sheet as at June 30, 2016 that meets the criteria for distribution, in accordance with the financial conditions of the Company, which shall be calculated towards the mandatory minimum dividend for fiscal year 2016, in the amount of two hundred twenty-two million, seven hundred eighty thousand reais (R$221,780,000.00), which corresponds to R$0.217876793 per share.

The dividend declared shall be paid on January 20, 2017 to the shareholders of the Company on January 12, 2017, with the shares trading “ex dividends” on the São Paulo Stock Exchange (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) as from January 13, 2017.

7.         CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a true copy of the original minutes drawn up in the Minutes Book of the meetings of the Board of Directors no. 7, page 81.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 5, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.